As filed with the Securities and Exchange Commission on October 6, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SendTec, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	43-2053462
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

877 Executive Center Drive West, Suite 300
St. Petersburg, Florida 33702
Telephone: (727) 576-6630

(Address of Principal Executive Offices)

2005 Incentive Stock Plan
2005 Non-Employee Directors Stock Option Plan
2006 Incentive Stock Plan

(Full Title of the Plans)

Paul Soltoff
Chief Executive Officer
877 Executive Center Drive West, Suite 300
St. Petersburg, Florida 33702
Telephone: (727) 576-6630

(Name, Address and telephone number, including area code, of agent for service)

Copy to:

Harvey J. Kesner, Esq.
Haynes & Boone, LLP
153 East 53rd Street
New York, New York 10022
Telephone: (212) 659-7300
Facsimile: (212) 918-8989

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share: shares subject to outstanding options	4,352,000	$1.67(2)	$7,267,840.00	$777.66
Common stock, par value $0.001 per share: restricted shares issued and outstanding	184,027	$0.35(4)	$64,409.45	$6.89
Common stock, par value $0.001 per share: shares reserved for future issuance under the plans	2,773,973	$0.35(4)	$970,890.55	$103.88
TOTAL	7,310,000(3)		$8,303,140.00	$888.43

(1)	Pursuant to Rule 416 of the Securities Act of 1933, as amended (the ‘‘Securities Act’’), this registration statement also registers such indeterminate number of additional shares of common stock that may be offered pursuant to the anti-dilution provisions set forth in the 2005 Incentive Stock Plan, the 2005 Non-Employee Directors Stock Option Plan and the 2006 Incentive Stock Plan (collectively, the ‘‘Plans’’).

(2)	Pursuant to Rule 457(h)(1) under the Securities Act, calculated on the basis of the weighted average exercise price of outstanding options to purchase shares of common stock under the Plans.

(3)	Does not include options to purchase 600,000 shares of common stock and 90,000 shares of restricted stock issued pursuant to the 2005 Incentive Stock Plan that were previously registered on the Company’s Registration Statement on Form SB-2 initially filed on March 20, 2006.

(4)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, calculated on the basis of the average of the high and low prices reported for shares of common stock of the Registrant on the OTC Bulletin Board on October 4, 2006.

Table of Contents

EXPLANATORY NOTES

SendTec, Inc. has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the ‘‘Securities Act’’), to register shares of our common stock, $0.001 par value per share, issuable under our 2005 Incentive Stock Plan, 2005 Non-Employee Directors Stock Option Plan and 2006 Incentive Stock Plan, which we refer to collectively as the ‘‘Plans.’’

This Form S-8 includes a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffer prospectus may be used for reoffers and resales of control securities (as such term is defined in General Instruction C to Form S-8) acquired pursuant to the Plans by selling stockholders who may be deemed ‘‘affiliates’’ (as such term is defined in Rule 405 Securities Act) of the Company.

PART I.    INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1.    Plan Information.

The documents containing the information concerning the Plans required by Item 1 of this Registration Statement on Form S-8, and the statement of availability of registrant information, employee benefit plan annual reports and other information required by Item 2 of Form S-8, will be sent or given to persons eligible to participate in the Plans as specified by Rule 428(b)(1) under the Securities Act. We will maintain a file of such documents in accordance with the provisions of Rule 428 and, upon request, shall furnish to the Commission or its staff a copy or copies of documents included in such file. Pursuant to the instructions to Form S-8, these documents are not required to be and are not being filed either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of Form S-8, taken together, constitute part of a prospectus that meets the requirements of Section 10(a) of the Securities Act.

ITEM 2.    Registrant Information and Employee Plan Annual Information.

Any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) prospectus) and the other documents required to be delivered to employees pursuant to Rule 428(b) will be available without charge to participants in the Plans upon written or oral request by contacting:

SendTec, Inc.
877 Executive Center Drive West, Suite 300
St. Petersburg, FL 33702
Telephone: (727) 576-6630
Attn: Corporate Secretary

PROSPECTUS

SENDTEC, INC.

3,333,000 SHARES OF COMMON STOCK

2005 Incentive Stock Plan
2005 Non-Employee Directors Stock Option Plan
2006 Incentive Stock Plan

This prospectus relates to the reoffer and resale by the selling stockholders of 3,333,000 shares of our common stock consisting of:

•	375,000 shares of common stock that may be issued by us upon the exercise of stock options granted under our 2005 Incentive Stock Plan, 2005 Non-Employee Directors Stock Option Plan and 2006 Incentive Stock Plan (collectively, the ‘‘Plans’’);

•	183,334 shares of restricted stock issued under the Plans to selling stockholders and 693 shares of restricted stock issued to certain unnamed non-affiliates who may use this prospectus for reoffers and resales of the shares; and

•	2,773,973 shares of common stock underlying options that have not, as of this date, been granted. If and when such options are granted to persons required to use this prospectus to reoffer and resell the shares underlying such options, we will distribute a prospectus supplement.

The shares are being reoffered and resold for the account of the selling stockholders. We will not receive any of the proceeds from the resale of the shares.

The selling stockholders have advised us that the resale of their shares may be effected from time to time in one or more transactions on the OTC Bulletin Board or other stock market or exchange on which our common stock may be listed or quoted, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. See ‘‘Plan of Distribution.’’ We will bear all expenses in connection with the preparation of this prospectus.

Our common stock is quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol ‘‘SNDN.’’ The last reported sale price on the OTC Bulletin Board for our common stock on September 15, 2006 was $0.35 per share.

Our principal executive offices are located at 877 Executive Center Drive West, Suite 300, St. Petersburg, Florida 33702 and our telephone number is (727) 576-6630.

Investing in our common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 3 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is October 6, 2006.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

INCORPORATION BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus:

(1)	Prospectus filed Pursuant to Rule 424(b)(3) on July 14, 2006;

(2)	Current Report on Form 8-K filed February 9, 2006;

(3)	Current Report on Form 8-K filed February 13, 2006;

(4)	Current Report on Form 8-K, filed March 21, 2006;

(5)	Current Report on Form 8-K, filed April 4, 2006;

(6)	Current Report on Form 8-K, filed April 13, 2006;

(7)	Current Report on Form 8-K/A, filed April 17, 2006;

(8)	Current Report on Form 8-K, filed May 8, 2006;

(9)	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, filed May 22, 2006;

(10)	Current Report on Form 8-K, filed June 6, 2006;

(11)	Current Report on Form 8-K, filed June 21, 2006;

(12)	Current Report on Form 8-K, filed July 14, 2006;

(13)	Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 filed on August 21, 2006;

(14)	Current Report on Form 8-K filed on August 24, 2006;

(15)	Current Report on Form 8-K filed on September 12, 2006;

(16)	Current Report on Form 8-K filed on September 27, 2006; and

(17)	Description of Common Stock in our Registration Statement on Form 8-A, filed December 30, 2005.

All documents subsequently filed with the SEC by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing us at the following address: SendTec, Inc., 877 Executive Center Drive West, Suite 300, St. Petersburg, Florida 33702, Attention: Corporate Secretary. You may also call our Corporate Secretary at (727) 576-6630.

THE COMPANY

We are a holding company organized for the purpose of acquiring, owning, and managing various marketing and advertising businesses, primarily involving the Internet. In July 2006 our name was changed from RelationServe Media, Inc. to SendTec, Inc. Since February 2006 our wholly-owned subsidiary, SendTec Acquisition Corp. (‘‘STAC’’), has become our dominant operation. For the twelve months ended December 31, 2005, we reported revenues of $11,302,780 derived solely from our former subsidiary RelationServe Access and Friendsand.com businesses, all of which was attributable to our RelationServe Access business. In July 2006, we sold our RelationServe Access business and discontinued operations of Friendsand.com. On a pro-forma basis (prior to the sale of RelationServe Access), our consolidated revenues for 2005, including STAC’s revenues as if it had been owned during the entire 2005 fiscal year, was $49,072,522. In addition, for the six months ended June 30, 2006, we had revenues of approximately $17.8 million. However, on a combined pro forma basis for the year ended December 31, 2005 (prior to the sale of RelationServe Access) we had a net loss for the 2005 fiscal year of $15,068,650 (including the pro forma effect of $8,737,500 of non-cash interest associated with financing the transaction and stock-based compensation of $4,774,323) and for six months ended June 30, 2006 we had a net loss of approximately $11,744,575. We are unable to predict if we will achieve profitability in future periods.

STAC is a marketing company, primarily involved in direct response marketing, a type of advertising that sells products and services directly to the consumer using the internet, television, print, radio and other forms of advertising media. STAC’s clients include national advertisers in over 50 industries, including but not limited: publishing, entertainment services, auto, financials services, retail, health and beauty, public storage and software. STAC’s services include: (1) developing marketing and advertising plans, (2) producing Internet advertising such as emails, websites, display ads and other forms of Internet advertising tactics to sell products and services, or generate consumer leads, (3) producing television commercials, print advertisements, and radio commercials to sell products and generate consumer leads, (4) planning, buying and selling media on the Internet and in other media channels such as television, radio, print, etc., and; (5) producing sales or leads for advertising clients by using media we own, or venturing with internet media outlets and traditional media outlets. In providing services to our clients, STAC generates revenue in the following ways: First, receiving media commissions as a percentage of media purchased. In other words, the advertiser pays STAC $1,000 and STAC retains a 15% agency commission equating to $150 in consideration for planning and facilitating the media purchase. Second, buying or venturing unsold media inventory to generate sales and leads for STAC’s clients. The industry refers to this as performance-based media, and in this example, STAC retains the net difference between what the advertisers pays STAC for producing a sale or generating a consumer lead, and what the media outlet, such as an Internet publisher or television station, charges STAC. For example, STAC is paid $100 to generate a customer, and the media outlet agrees to charge STAC $75 for using its media time to generate the customer. We consider this performance-based media, because if sale or lead does not result, then STAC does not have to pay for the media, and the advertiser client does not owe STAC anything. Third, providing marketing and business consulting services on an hourly basis. Fourth, charging for production services at cost plus markups.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. If any of the following circumstances occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment. Unless otherwise indicated, all references in this prospectus to ‘‘SendTec,’’ ‘‘ we,’’ ‘‘us’’ and ‘‘our’’ refer to SendTec, Inc. and its subsidiaries and affiliates.

RISKS RELATING TO THE COMPANY

We previously amended financial covenants to ensure that we were not in default under Debentures and we received a waiver for our failure to comply with financial covenants for the periods ended March 31, 2006 and June 30, 2006, and we are in negotiations to further amend the financial covenants and the terms of the Debentures.

On October 31, 2005, STAC issued $34.95 million of 6% Senior Secured Convertible Debentures due October 30, 2009 (the ‘‘Debentures’’). Following our acquisition of STAC we became subject to certain financial covenants required under the Securities Purchase Agreement (the ‘‘SPA’’) relating to the Debentures. We recognized we would not meet the requirements of certain of these financial covenants for the fourth quarter of 2005, and first and second quarters of 2006. These covenants included STAC having minimum EBITDA of $1,725,000 and $5,200,000, for the fourth quarter of 2005 and fiscal 2005, respectively. As a result on February 3, 2006, in consideration of us issuing 525,000 shares of our common stock to the holders of the Debentures in accordance with their respective ownership of the Debentures, the covenants in the Debentures were revised so that STAC was required to have minimum EBITDA for the fourth quarter of 2005 and the fiscal year ended December 31, 2005 of $625,000 and $4,350,000, respectively. In addition, based on our own view that we could potentially be in default of certain financial covenants for 2006, certain of our financial covenants were revised for 2006. These include requiring us to have EBITDA of $8,434,000 for fiscal 2006 (including EBITDA of at least $1,257,000, $2,013,000, $2,824,000 for the first quarter, second quarter, third quarter and fourth quarter of 2006, respectively) as opposed to $9,730,000 and thereafter quarterly EBITDA of $2,840,000 until the Debentures are paid in full as opposed to $2,875,000.

While we were able to satisfy the EBITDA financial covenants for the fourth quarter of 2005 and fiscal 2005 because we had EBITDA for such periods of $714,542 and $4,415,277, respectively, for the first quarter of 2006, we only had EBITDA of ($2,507,544) which is below the required covenant amount. Our failure to comply with the first quarter EBITDA requirement is due to decreased activity and increased losses in the RelationServe Access and Friendsand businesses, among other things. On May 19, 2006, the holders of at least 75% of the Debentures granted us a waiver for our failure to comply with the EBITDA financial covenant for the first quarter of 2006.

For the second quarter of 2006 we had EBITDA of $(550,995), which was below the required covenant amount. On August 21, 2006, the Company, STAC and at least 75% of the Debenture holders entered a letter agreement waiving our non-compliance with the financial covenants for the quarters ended June 30, 2006 and September 30, 2006 pending entry into a definitive agreement to amend the terms of the Debentures and revise the financial covenants of the SPA in accordance with the terms of the letter agreement. On September 27, 2006, the Company and at least 75% of the Debenture holders entered into such a definitive agreement to amend the Debentures. Among other provisions, the agreement would amend the financial covenants to use our net revenues, determined in accordance with GAAP, rather than EBITDA as a benchmark for the financial covenants. We would be required to have net revenues of $4,675,000 for the third and fourth quarters of 2006, and net revenues of $5,025,000, $5,175,000, $5,450,000, and $5,700,000 for the first, second, third and fourth quarters of 2007, respectively.

The agreement to amendment the Debentures includes, among other things, reducing the conversion price of the Debentures to $0.50 per share from the present conversion price of $1.50. At the reduced conversion price, we would be required to issue more shares of our common stock upon the conversion of the Debentures than are presently authorized under our certificate of incorporation. Consequently, the holders of the Debentures have made the effectiveness of the definitive agreement to amend the Debentures contingent on stockholder approval of an amendment to our certificate of incorporation to increase the number of authorized shares of our common stock to 190,000,000 shares from 90,000,000 shares. We filed a preliminary proxy statement relating to these matters on September 12, 2006.

In the event that our stockholders do not approve the amendment to our certificate of incorporation and we are unsuccessful in revising the terms of the financial covenants and we are unable to comply with the financial covenants for the periods subsequent to March 31, 2006, the Debenture holders could declare our Debentures to be in default, and accelerate the maturity of the Debentures, plus increased interest, and any default penalties. Because all of our subsidiaries are pledged to the Debenture holders and are guarantors of the debt owing to Debenture holders, such action would have a material adverse effect on our business and operations, and our ability to continue to operate.

If an event of default occurs under the Debentures other than a covenant default, it could result in a material adverse effect on our business, operating results, or financial condition as the Debenture holders maintain a first priority security interest on all of our assets and on the assets of our subsidiaries.

Effective February 3, 2006, the Debentures became convertible into shares of our Common Stock at a conversion price of $1.50 per share and are guaranteed by us and each of our subsidiaries. Under the terms of the Debentures STAC is obligated to pay interest of 6% per annum on the outstanding principal amount of the Debentures, payable quarterly beginning on February 1, 2006. Commencing on October 15, 2007 STAC is required to make a quarterly redemption payment equal to 6.25% of the original principal amount of the Debentures in cash. The Debenture holders have a first priority security interest on all of our assets and on the assets of our subsidiaries. In addition to failing to satisfy financial covenants in the securities purchase agreement, events of default include, but are not limited to, the following:

•	failure to pay interest, principal payments or liquidated damages if and when due;

•	a breach of any material covenant or term or condition of the Debenture or any of the transaction documents;

•	a default or event of default (subject to any grace or cure period provided for in the applicable agreement, document or instrument) under any of the transaction documents, or any other material agreement, lease, document or instrument;

•	a breach of any representation or warranty made in the Debenture or the other transaction documents;

•	certain bankruptcy and bankruptcy related matters;

•	a default by us or any of our subsidiaries in any of its material obligations under any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of any of them in an amount exceeding $75,000 ($150,000 in the case of the Company); and

•	failure to maintain an effective registration statement covering the resale of shares of our common stock issuable upon the conversion of the Debentures and the exercise of certain warrants issued to the Debenture holders.

In addition to the foregoing, the failure to satisfy financial covenants in the securities purchase agreement could be deemed an event of default under the Debentures. If we default on our obligations under our Debentures or related agreements, the cash required to pay such amounts will most likely come out of our working capital. Since we rely on our working capital for our day-to-day operations, such a default would have a material adverse effect on our business, operating results, or financial condition. In such event, we may be forced to restructure, file for bankruptcy, sell assets, or cease operations, any of which would put our Company, our investors and the value of our Common Stock, at significant risk. Further, our obligations under the Debentures are secured by substantially all of our assets. Failure to fulfill our obligations under the Debentures and related agreements could lead to loss of these assets, which would be detrimental to our operations.

The restrictions on our activities contained in the Debentures could negatively impact our ability to obtain financing from other sources.

So long as any portion of the Debentures remain outstanding, we are restricted from incurring additional indebtedness other than certain permitted indebtedness consisting of (i) a working capital credit facility up to $3,000,000 which may have a second priority interest in our accounts receivables and inventory, (ii) trade payables and indebtedness consisting of capitalized lease obligations and purchase money indebtedness incurred in connection with the acquisition of capital assets and obligations under sale-leaseback arrangements with respect to newly acquired or leased assets and
(iii) such obligations which are not secured by liens on any of our assets or STAC assets existing as of the date that the Debentures were originally issued. To the extent that additional debt financing is required for us to conduct our operations, the restrictions from incurring additional indebtedness in the Debentures could materially adversely impact our ability to achieve our operational objective.

We had a net loss for the six months ended June 30, 2006 and on a combined pro forma basis we experienced a significant loss for the year ended December 31, 2005.

While we had $1,095,993 of operating income on a combined pro forma basis for the year ended December 31, 2005, we experienced a net loss of $15,068,650 on a combined pro forma basis for the year ended December 31, 2005 and we had a net loss of $11,744,575 for the six months ended June 30, 2006. We are unable to predict if we will achieve profitability in future periods. In order to achieve and maintain profitability, we will need to generate significant revenues. If we do not continue to increase our revenues, our business, results of operations, and financial condition could be materially and adversely affected.

RISKS RELATED TO OUR BUSINESS

Any decrease in demand for our online marketing services could substantially reduce our revenues.

To date, a substantial portion of our revenues have been derived from Internet advertising. We expect that online advertising will continue to account for a substantial portion of our revenues for the foreseeable future. However, our revenues from Internet advertising may decrease in the future for a number of reasons, including the following:

•	the rate at which Internet users click on advertisements or take action in response to an advertisement has always been low and could decline as the volume of Internet advertising increases;

•	Internet users can install software programs that allow them to prevent advertisements from appearing on their screens or block the receipt of emails;

•	advertisers may prefer an alternative Internet advertising format, product or service which we might not offer at that time; and

•	we may be unable to make the transition to new Internet advertising formats preferred by advertisers.

If our pricing models are not accepted by our advertiser clients, we could lose clients and our revenues could decline.

Most of our services are offered to advertisers based on cost-per-action or cost-per-click pricing models, under which advertisers only pay us if we provide the results they specify. These results-based pricing models differ from the fixed-rate pricing model used by many Internet advertising companies, under which the fee is based on the number of times the advertisement is shown without regard to effectiveness. Our ability to generate significant revenues from advertisers will depend, in part, on our ability to demonstrate the effectiveness of these primary pricing models to advertisers, who may be more accustomed to a fixed-rate pricing model.

Furthermore, intense competition among websites and other Internet advertising providers has led to the development of a number of alternative pricing models for Internet advertising. The proliferation of multiple pricing alternatives may confuse advertisers and make it more difficult for them to differentiate among alternatives. In addition, it is possible that new pricing models may be developed and gain widespread acceptance that are not compatible with our business model or our technology. These alternatives, and the likelihood that additional pricing models will be introduced, make it difficult for us to project the levels of advertising revenues or the margins that we, or the Internet advertising industry in general, will realize in the future. If advertisers do not understand the benefits of our pricing models, then the market for our services may decline or develop more slowly than us expects, which may limit our ability to grow their revenues or cause their revenues to decline.

We depend on a limited number of clients for a significant percentage of our revenues, and the loss of one or more of these advertisers could cause our revenues to decline.

For the year ended December 31, 2005, revenues from our two largest clients, Sureclick Promotions and Real Networks accounted for an aggregate of 43.8% of our total revenues. We believe that a limited number of clients will continue to be the source of a substantial portion of our revenues for the foreseeable future. Key factors in maintaining our relationships with these clients include our performance on individual campaigns, the strength of our professional reputation, and the relationships of our key executives with client personnel. To the extent that our performance does not meet client expectations, or our reputation or relationships with one or more major clients are impaired, our revenues could decline and our operating results could be adversely affected.

We generally do not have long-term contracts with our clients.

Our clients typically hire us on a project-by-project basis or on an annual contractual relationship. Moreover, our clients generally have the right to terminate their relationships with us without penalty and with relatively short or no notice. Once a project is completed we cannot assure that a client will engage us for further services. From time to time, highly successful engagements have ended because our client was acquired and the new owners decided not to retain us. A client that generates substantial revenue for us in one period may not be a substantial source of revenue in a subsequent period. We expect a relatively high level of client concentration to continue, but not necessarily involve the same clients from period to period. The termination of our business relationships with any of our significant clients, or a material reduction in the use of our services by any of their significant clients, could adversely affect our future financial performance.

Any limitation on our use of data derived from clients’ advertising campaigns could significantly diminish the value of our services and cause us to lose clients and revenues.

When an individual visits our clients’ websites, we use technologies, including cookies and web beacons, to collect information such as the user’s IP address, advertisements delivered by us that have been viewed by the user, and responses by the user to such advertisements. We aggregate and analyze this information to determine the placement of advertisements across our affiliate network of advertising space. Although the data we collect from campaigns of different clients, once aggregated, are not identifiable, our clients might decide not to allow us to collect some or all of this data or might limit our use of this data. Any limitation on our ability to use such data could make it more difficult for us to deliver online marketing programs that meet client demands.

In addition, although our contracts generally permit us to aggregate data from advertising campaigns, our clients might nonetheless request that we discontinue using data obtained from their campaigns that have already been aggregated with other clients’ campaign data. It would be difficult, if not impossible, to comply with these requests, and such requests could result in significant expenditures of resources, interruptions, failures or defects or use in our data collection, mining, and storage systems. Privacy concerns regarding the collection or use of user data, could also limit our ability to aggregate and analyze data from our clients. Under such circumstances, we may lose clients and our revenues may decline.

If the market for internet advertising fails to continue to develop, our revenues and operating results could be harmed.

Our future success is highly dependent on the continued use and growth of the Internet as an advertising medium. The Internet advertising market is relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge effectiveness. As a result, demand for and market acceptance of Internet advertising services is uncertain and subject to change. Many of our current or potential advertiser clients have little or no experience using the Internet for advertising purposes and have allocated only limited portions of their advertising budgets to the Internet. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information, measuring success, and evaluating new advertising products and services. Such clients find Internet advertising to be less effective for promoting their products and services than traditional advertising media. We cannot give any assurance that the market for Internet advertising will continue to grow or become sustainable. If the market for Internet advertising fails to continue to develop or develops more slowly than we expect, our revenues and business could be harmed.

RISKS RELATED TO THE SUPPLY OF ADVERTISING SPACE

We depend on online publishers for advertising space to deliver our clients’ advertising campaigns, and any decline in the supply of advertising space available through our network could cause our revenues to decline.

The websites, search engines, and email publishers that sell or venture their advertising space to or with us are not bound by long-term contracts that ensure a consistent supply of advertising space, which we refer to as their inventory. We generate a significant portion of revenues from the advertising inventory provided by a limited number of publishers. In most instances, publishers can change the amount of inventory they make available to us at any time, as well as the price at which they make it available. In addition, publishers may place significant restrictions on our use of their advertising inventory. These restrictions may prohibit advertisements from specific advertisers or specific industries, or restrict the use of certain creative content or format. If a publisher decides not to make inventory available to us, or decides to increase the price, or places significant restrictions on the use of such inventory, we may not be able to replace this with inventory from other publishers that satisfy our requirements in a timely and cost-effective manner. If this happens, our revenues could decline or our cost of acquiring inventory may increase.

Our growth may be limited if we are unable to obtain sufficient advertising inventory that meets our pricing and quality requirements.

Our growth depends on our ability to effectively manage and expand the volume of our inventory of advertising space. To attract new advertisers, we must increase our supply of inventory that meets our performance and pricing requirements. Our ability to purchase or venture sufficient quantities of suitable advertising inventory will depend on various factors, some of which are beyond our control. These factors include:

•	our ability to offer publishers a competitive price for their inventory;

•	our ability to estimate the quality of the available inventory; and

•	our ability to efficiently manage our existing advertising inventory.

In addition, the number of competing Internet advertising networks that purchase advertising inventory from websites, search engine and email publishers continues to increase. We cannot give any assurance that we will be able to purchase or venture advertising inventory that meets our performance, price, and quality requirements, and if we cannot do so, our ability to generate revenues could be limited.

Any limitation on our ability to post advertisements throughout our network of advertising space could harm our business.

We execute advertising programs for clients primarily by posting advertisements, which we refer to as ad delivery, on our affiliate network of advertising space. Our business could suffer from a variety of factors that could limit or reduce our ability to post advertisements across our affiliate network, including:

•	technological changes that render the delivery of our advertisements obsolete or incompatible with the operating systems of consumers and/or the systems of online publishers;

•	lawsuits or injunctions based on claims that our ad delivery methodologies violate the proprietary rights of other parties and regulatory or legal restrictions; and

•	interruptions, failures or defects in our ad delivery and tracking systems.

Consolidation of online publishers may impair our ability to provide marketing services, acquire advertising inventory at favorable rates and collect campaign data.

The consolidation of Internet advertising networks, web portals, search engines and other online publishers could eventually lead to a concentration of desirable advertising inventory on a very small number of networks and large websites. Such concentration could:

•	increase our costs if these publishers use their greater bargaining power to increase rates for advertising inventory;

•	impair our ability to provide marketing services if these publishers prevent us from distributing our clients’ advertising campaigns on their websites or if they adopt ad delivery systems that are not compatible with our ad delivery methodologies.

Our business could be harmed if the use of tracking technology is restricted or becomes subject to new regulation.

In conjunction with the delivery of advertisements to websites, we typically place small files of information, commonly known as cookies, on an Internet user’s hard drive, generally without the user’s knowledge or consent. Cookie information is passed to us through an Internet user’s browser software. We use cookies to collect information regarding the advertisements we deliver to Internet users and their interaction with these advertisements. We use this information to identify Internet users who have received our advertisements in the past and to monitor and prevent potentially fraudulent activity. In addition, our technology uses this information to monitor the performance of ongoing advertising campaigns and plan future campaigns.

Some Internet commentators and privacy advocates have proposed limiting or eliminating the use of cookies and other Internet tracking technologies, and legislation has been introduced in some jurisdictions to regulate Internet tracking technologies. The European Union has already adopted a directive requiring that when cookies are used, the user must be informed and offered an opportunity to opt-out of the cookies’ use. If there is a further reduction or limitation in the use of Internet tracking technologies such as cookies:

•	we may have to replace or re-engineer our tracking technology, which could require significant amounts of our time and resources, may not be completed in time to avoid losing clients or advertising inventory, and may not be commercially or technically feasible;

•	we may have to develop or acquire other technology to prevent fraud; and

•	we may become subject to costly and time-consuming litigation or investigations due to our use of cookie technology or other technologies designed to collect Internet usage information.

Any one or more of these occurrences could result in increased costs, require us to change our business practices or divert management’s attention.

If we or our advertiser or publisher clients fail to comply with regulations governing consumer privacy, we could face substantial costs and our business could be harmed.

Our collection, maintenance and sharing of information regarding Internet users could result in lawsuits or government inquiries. These actions may include those related to U.S. federal and state legislation or European Union directives limiting the ability of companies like ours to collect, receive and use information regarding Internet users. Litigation and regulatory inquiries are often expensive and time-consuming and the outcome is uncertain. Any involvement by us in any of these matters could require us to:

•	spend significant amounts on our legal defense;

•	divert the attention of senior management from other aspects of our business;

•	defer or cancel new product launches as a result of these claims or proceedings; and

•	make changes to our present and planned products or services.

Further, we cannot give any assurance that our advertiser and publisher clients are currently in compliance, or will remain in compliance, with their own privacy policies, regulations governing consumer privacy or other applicable legal requirements. We may be held liable if our clients use our technology or our data or we collect on their behalf in a manner that is not in compliance with applicable laws or regulations or our or their own stated privacy standards.

We may be liable for content in the advertisements we deliver for our clients.

We may be liable to third parties for content in the advertisements they deliver if the artwork, text or other content involved violates copyrights, trademarks, or other intellectual property rights of third parties or if the content is defamatory. Although we generally receive warranties from our advertisers that they have the right to use any copyrights, trademarks or other intellectual property included in an advertisement and are normally indemnified by the advertisers, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments, and could require us to change our business or practices.

Misappropriation of confidential information held by us could cause us to lose clients or incur liability.

We retain highly confidential information on behalf of our clients in our systems and databases. Although we maintain security features in our systems, our operations may be susceptible to hacker interception, break-ins and other disruptions. These disruptions may jeopardize the security of information stored in and transmitted through our systems. If confidential information is compromised, we could be subject to lawsuits by the affected clients or Internet users, which could damage our reputation among our current and future potential clients, require significant expenditures of capital and other resources, and cause us to lose business and revenues.

ADDITIONAL RISKS RELATED TO OUR BUSINESS

We may require additional funding to support our operations and capital expenditures, which may not be available and which lack of availability could adversely affect our business.

We may need additional funds to support our growth, fund future acquisitions, pursue business opportunities, react to unforeseen difficulties and to respond to competitive pressures. There can be no assurance that any financing arrangements will be available in amounts or on terms acceptable, if at all. Furthermore, the sale of additional equity or convertible debt securities may result in further dilution to existing stockholders. If we raise additional funds through the issuance of debt, we will be required to service that debt and we are likely to become subject to restrictive covenants and other restrictions contained in the instruments governing that debt, which may limit our operational flexibility. If adequate additional funds are not available, we may be required to delay, reduce the scope of, or eliminate material parts of the implementation of our business strategy, including the possibility of additional acquisitions or internally developed businesses.

We may make additional acquisitions, which could divert management’s attention, cause ownership dilution, and be difficult to integrate.

Our business strategy depends in part upon our ability to identify, structure, and integrate acquisitions that are complementary with our business model. Acquisitions, strategic relationships, and investments in the technology and Internet sectors involve a high degree of risk. We may also be unable to find a sufficient number of attractive opportunities, if any, to meet our objectives. Although many technology and Internet companies have grown in terms of revenue, few companies are profitable or have competitive market share. Our potential acquisitions, relationships, investment targets, and partners may have histories of net losses and may expect net losses for the foreseeable future.

Acquisition transactions are accompanied by a number of risks that could harm us and our business, operating results, and financial condition. These risks apply to our completed acquisitions and acquisitions we may undertake in the future, including:

•	We could experience a substantial strain on our resources, including time and money, and may not be successful;

•	Our management’s attention may be diverted from our ongoing business concerns;

•	While integrating new companies, we may lose key executives or other employees of these companies;

•	We could experience customer dissatisfaction or performance problems with an acquired company or technology;

•	We may become subject to unknown or underestimated liabilities of an acquired entity or incur unexpected expenses or losses from such acquisitions; and

•	We may incur possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenue and cost benefits.

We may be unable to attract and retain key employees.

Failure to attract and retain necessary technical personnel and skilled management could adversely affect our business. Our success depends to a significant degree upon our ability to attract, retain and motivate highly skilled and qualified personnel. If we fail to attract, train and retain sufficient numbers of highly qualified people, our prospects, business, financial condition, and results of operations will be materially and adversely affected. Our success also depends on the skills, experience, and performance of key members of our management team. The loss of any key employee, could have an adverse effect on our prospects, business, financial condition, and results of operations.

The lack of experience of our management team puts us at a competitive disadvantage. Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. The individuals who now constitute management have never had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. There can be no assurance that our management will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance, and reporting requirements. Our failure to do so could lead to penalties, loss of trading liquidity, and regulatory actions and further result in the deterioration of our business.

Adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

We may not be able to obtain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss, or claims by third parties. To the extent our business or property suffers any damages, losses, or claims by third parties that are not covered or adequately covered by insurance, our financial condition may be materially adversely affected.

We may be unable to secure or maintain insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors. The Debentures require us to maintain $8 million of directors and officers insurance coverage and key man insurance on the life of Paul Soltoff, without which the Debentures may be in default.

If we are unable to compete in the highly competitive performance-based advertising and search marketing industries, we may experience reduced demand for our products and services.

We expect to operate in a highly competitive environment. We principally compete with other companies in the following main areas:

•	sales to merchant advertisers of performance-based advertising; and

•	services that allow merchants to manage their advertising campaigns across multiple networks and track the success of these campaigns.

Although we expect to pursue a strategy that allows us to potentially partner with all relevant companies in the industry, there are certain companies in the industry that may not wish to partner with us.

We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty. The barriers to entering such markets are relatively low. In fact, many current Internet and media companies presently have the technical capabilities and advertiser bases to enter the search marketing service industry. Further, if the consolidation trend continues among the larger media and search engine companies with greater brand recognition, the share of the market remaining for us and other smaller search marketing services providers could decrease, even though the number of smaller providers could continue to increase. These factors could adversely affect our competitive position in the search marketing services industry.

Some of our competitors, as well as potential entrants into our market, may be better positioned to succeed in this market. They may have:

•	longer operating histories;

•	more management experience;

•	an employee base with more extensive experience;

•	a better ability to service customers in multiple cities in the United States and internationally by virtue of the location of sales offices;

•	larger customer bases;

•	greater brand recognition; and

•	significantly greater financial, marketing and other resources.

In addition, many current and potential competitors can devote substantially greater resources than we can to promotion, web site development, and systems development. Furthermore, there are numerous larger, more well-established and well-financed entities with which we will compete and that could acquire or create competing companies and/or invest in or form joint ventures in categories or countries of interest to us, all of which could adversely impact our business. Any of these trends could increase competition and reduce the demand for any of our services.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by merchants could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact merchant-consumer transactions. If there were to be a general economic downturn that affected consumer activity in particular, however slight, then we would expect that business entities, including our merchant advertisers and potential merchant advertisers, could substantially and immediately reduce their advertising and marketing budgets. We believe that during periods of lower consumer activity, merchant spending on advertising and marketing is more likely to be reduced, and more quickly, than many other types of business expenses. These factors could cause a material adverse effect on our operating results.

If we fail to manage our growth effectively, our expenses could increase and our management’s time and attention could be diverted.

As we continue to increase the scope of our operations, we will need an effective planning and management process to implement our business plan successfully in the rapidly evolving Internet or we may be unable to manage our expanding operations effectively. We plan to continue to expand our sales and marketing, customer support and research and development organizations. Past growth has placed, and any future growth will continue to place, a significant strain on our management systems and resources. We will likely need to continue to improve our financial and managerial controls and our reporting systems and procedures. In addition, we will need to expand, train and manage our work force. Our failure to manage our growth effectively could increase our expenses and divert management’s time and attention.

If we are unable to manage our growth or our operations, our financial results could be adversely affected.

If we fail to establish, maintain and expand our technology business, and marketing alliances and partnerships, our ability to grow could be limited.

In order to grow our technology business, we must generate, retain and strengthen successful business and marketing alliances with advertising agencies.

We depend, and expect to continue to depend, on our business and marketing alliances with companies with which we have written or oral agreements to provide services to our clients and to refer business from their clients and customers to us. If companies with which STAC has business and marketing alliances do not refer their clients and customers to us to perform their online campaign and message management, our revenue and results of operations would be severely harmed.

If we are not able to respond to rapid technological changes characteristic of our industry, our products and services may not be competitive.

The market for our services is characterized by rapid change in business models and technological infrastructure, and we need to constantly adapt to changing markets and technologies to provide competitive services. Our future success will depend, in part, upon our ability to develop our services for both our target market and for applications in new markets. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our products and services obsolete or uncompetitive.

Our technical systems will be vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation.

A natural or man-made disaster or other cause could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition, and results of operations. Our systems and operations are vulnerable to damage or interruption from fire, floods, network failure, hardware failure, software failure, power loss, telecommunications failures, break-ins, terrorism, war or sabotage, computer viruses, denial of service attacks, penetration of our network by unauthorized computer users and ‘‘hackers,’’ and other similar events, and other unanticipated problems.

We presently may not posses and may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data, render us unable to provide services to our customers, expose us to material risk of loss or litigation and liability, materially damage our reputation and our visitor traffic may decrease as a result. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations, which could cause irreparable damage to our reputation or business. Similar industry-wide concerns or events could also damage our reputation or business. Our insurance, if obtained, may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons.

If we fail to address these issues in a timely manner, we may lose the confidence of our merchant advertisers, our revenue may decline, and our business could suffer.

We may rely on third party co-location providers, and a failure of service by these providers could adversely affect our business and reputation.

We may rely upon third party co-location providers to host our main servers. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, short-term outages have occurred in the service maintained by co-location providers that could recur. We also may rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors, and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.

Our results of operations might fluctuate due to changes in the search engine based algorithms, which could adversely affect our revenue and in turn the market price of our common stock.

Our revenue will be heavily dependent on how search engines treat our content in their indexes. In the event search engines determine that our content is not high quality, such search engines may not rank our content as highly in their indexes resulting in a reduction in our traffic, which may cause lower than expected revenues. We are greatly dependent on a small number of major search engines, namely Google, Yahoo!, MSN, and AOL. Search engines tend to adjust their algorithms periodically and each adjustment tends to have an impact on how our content ranks in their indexes. These constant fluctuations could make it difficult for us to predict future revenues.

We depend on the growth of the internet and internet infrastructure for our future growth and any decrease or less than anticipated growth in internet usage could adversely affect our business prospects.

Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors that could reduce the widespread use of the Internet include:

•	possible disruptions or other damage to the Internet or telecommunications infrastructure;

•	failure of the individual networking infrastructures of our merchant advertisers and distribution partners to alleviate potential, overloading and delayed response times;

•	a decision by merchant advertisers to spend more of their marketing dollars in offline areas;

•	increased governmental regulation and taxation; and

•	actual or perceived lack of security or privacy protection.

In particular, concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services, especially online commerce. In order for the online commerce market to develop successfully, we, and other market participants, must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business prospects.

We are exposed to risks associated with credit card fraud and credit payment, and we may suffer losses as a result of fraudulent data or payment failure by merchant advertisers.

We may suffer losses as a result of payments made with fraudulent credit card data. Our failure to adequately control fraudulent credit card transactions could reduce any gross profit margin. In addition, under limited circumstances, we extend significant amounts of credit to clients and merchant advertisers who may default on their accounts payable to us.

Government regulation of the internet may adversely affect our business and operating results.

We may be subject to additional operating restrictions and regulations in the future. Companies engaging in online search, commerce, and related businesses face uncertainty related to future government regulation of the Internet. Due to the rapid growth and widespread use of the Internet, legislatures at the federal and state levels are enacting and considering various laws and regulations relating to the Internet. Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. Our business and operating results may be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet.

The application of these statutes and others to the Internet search industry is not entirely settled. Further, several existing and proposed federal laws could have an impact on our business:

•	The Digital Millennium Copyright Act and its related safe harbors, are intended to reduce the liability of online service providers for listing or linking to third-party web sites that include materials that infringe copyrights or other rights of others.

•	The CAN-SPAM Act of 2003 and certain state laws are intended to regulate interstate commerce by imposing limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet.

With respect to the subject matter of each of these laws, courts may apply these laws in unintended and unexpected ways. As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. Many of the services of the Internet are automated and companies, such as ours, may be unknowing conduits for illegal or prohibited materials. It is not known how courts will rule in many circumstances. For example, it is possible that courts could find strict liability or impose ‘‘know your customer’’ standards of conduct in certain circumstances in which case we could be liable for actions by others.

We may also be subject to costs and liabilities with respect to privacy issues. Several Internet companies have incurred costs and paid penalties for violating their privacy policies. Further, it is anticipated that new legislation will be adopted by federal and state governments with respect to user privacy. Additionally, foreign governments may pass laws that could negatively impact our business or may prosecute us for our products and services based upon existing laws. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business and operating results.

Future regulation of search engines may adversely affect the commercial utility of our search marketing services.

The Federal Trade Commission (‘‘FTC’’) has recently reviewed the way in which search engines disclose paid placements or paid inclusion practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid search results are clearly distinguished from non-paid results, that the use of paid inclusion is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid placement or paid inclusion listings on search results. Such disclosures, if ultimately mandated by the FTC or voluntarily made by us, may reduce the desirability of any paid placement and paid inclusion services that we offer. We believe that some users may conclude that paid search results are not subject to the same relevancy requirements as non-paid search results, and will view paid search results less favorably. If such FTC disclosure reduces the desirability of our paid placement and paid inclusion services, and ‘‘click-throughs’’ of our paid search results decrease, the commercial utility of our search marketing services could be adversely affected.

Government regulations and legal uncertainties relating to the internet and online commerce could negatively impact our internet business.

Online commerce is relatively new and rapidly changing, and federal and state regulations relating to the Internet and online commerce are evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. New Internet laws and regulations could dampen growth in use and acceptance of the Internet for commerce. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, libel, obscenity, and personal privacy is uncertain. The vast majority of those laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not expressly contemplate or address the unique issues presented by the Internet and related technologies. Further, growth and development of online commerce have prompted calls for more stringent consumer protection laws, both in the U.S. and abroad. The adoption or modification of laws or regulations applicable to the Internet could have a material adverse effect on our Internet business operations. We also will be subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

In addition, in 1998, the Internet Tax Freedom Act was enacted, which generally placed a three-year moratorium on state and local taxes on Internet access and on multiple or discriminatory state and local taxes on electronic commerce. This moratorium was recently extended until November 1, 2007. We cannot predict whether this moratorium will be extended in the future or whether future legislation will alter the nature of the moratorium. If this moratorium is not extended in its current form, state and local governments could impose additional taxes on Internet-based transactions, and these taxes could decrease our ability to compete with traditional retailers and could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

In addition, several telecommunications carriers have requested that the Federal Communications Commission (‘‘FCC’’) regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could have a material adverse effect on our Internet business operations.

We may incur liabilities for the activities of users of our service, which could adversely affect our service offerings.

The law relating to the liability of providers of online services for activities of their users and for the content of their merchant advertiser listings and other postings or usage (such as our social networking community Friendsand.com) is currently unsettled and could damage our business, financial condition, and operating results. Our insurance policies may not provide coverage for liability arising out of activities of our users or merchant advertisers for the content of our listings or other services (such as our social networking community Friendsand.com). Furthermore, we may not be able to obtain or maintain adequate insurance coverage to reduce or limit the liabilities associated with our businesses. We may not successfully avoid civil or criminal liability for unlawful activities carried out by consumers or other users of our services or for the content of our or their listings or posting therein. Our potential liability for unlawful activities of users of our services or for the content of our or their listings or postings therein could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings.

If we do not maintain and grow a critical mass of merchant advertisers, our operating results could be adversely affected.

Our success depends, in part, on our and any additional acquired business’s maintenance and growth of a critical mass of merchant advertisers and a continued interest in our and any additional acquired business’s performance-based advertising and search marketing services. If, through our or any additional acquired business, we are unable to achieve a growing base of merchant advertisers, we may not successfully develop or market technologies, products or services that are competitive or accepted by merchant advertisers. Any decline in the number of merchant advertisers could adversely affect our operating results generally.

We are dependent upon several of the major search engines to continue to provide us traffic that merchant advertisers deem to be of value, and if they do not, it could have a material adverse effect on the value of our services.

We are dependent upon several of the major Internet search engines namely Google, Yahoo!, MSN and AOL to provide traffic that merchant advertisers deem to be of value. We monitor the traffic delivered to our merchant advertisers in an attempt to optimize the quality of traffic we deliver. We review factors such as non-human processes, including robots, spiders, scripts (or other software), mechanical automation of clicking and other sources and causes of low-quality traffic, including, but not limited to, other non-human clicking agents. Even with such monitoring in place, there is a risk that a certain amount of low-quality traffic will be provided to our merchant advertisers, which, if not contained, may be detrimental to those relationships. Low-quality traffic (or traffic that is deemed to be less valuable by our merchant advertisers) may prevent us from growing our base of merchant advertisers and cause us to lose relationships with existing merchant advertisers or any additional acquired business.

We may be subject to litigation for infringing the intellectual property rights of others.

Our success will depend, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

Any additional patent litigation could negatively impact our business by diverting resources and management attention from other aspects of the business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to license the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

We may be involved in lawsuits to protect or enforce any patents that we currently hold or may be granted, which could be expensive and time consuming.

We may initiate patent litigation against third parties to protect or enforce our patent rights, although we presently do not own any patents, and we may be similarly sued by others. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could put our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, they could have an adverse effect on the trading price of our Common Stock.

RISKS RELATING TO OUR COMMON STOCK

Our ability to raise capital and the market price of our common stock could be negatively impacted by our significant number of outstanding warrants, options and the Debentures as well as by the registration of the shares in this offering.

Currently, we have outstanding warrants and options exercisable into an aggregate of 16,076,452 shares of Common Stock and outstanding Debentures convertible into 23,300,000 shares of Common Stock. The exercise or conversion of all of such outstanding warrants, options or Debentures would dilute the then-existing stockholders’ percentage ownership of our Common Stock, and any sales in the public market of the Common Stock underlying such securities could adversely affect prevailing market prices for the Common Stock. The market price of our common stock could also be negatively impacted by the fact that the Registration Statement on Form SB-2 initially filed on March 20, 2006 relates to the resale of 75,042,845 shares of common stock (which includes 35,698,952 shares underlying the aforementioned warrants, options and Debentures). We have also registered in the Registration Statement an additional 3,388,820 shares pursuant to the material terms of our securities purchase agreement and registration rights agreement with the Debenture holders. In addition to negatively impacting the market price of our Common Stock, the foregoing could impact the terms upon which we would be able to obtain additional equity capital since the holders of such securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain needed capital on terms more favorable to us than those provided by such securities.

Applicable SEC rules governing the trading of ‘‘penny stocks’’ limits the trading and liquidity of our common stock.

Our Common Stock is quoted on the OTC Bulletin Board, and currently trades, and may continue to trade below $5.00 per share. Therefore, the Common Stock is considered a ‘‘penny stock’’ and subject to SEC rules and regulations that impose limitations upon the manner in which such shares may be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of our Common Stock and reducing the liquidity of an investment in our Common Stock.

The market price of our common stock is likely to be highly volatile and subject to wide fluctuations.

The market price of our Common Stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors, including:

•	announcements of new products or services by our competitors;

•	fluctuations in revenue attributable to changes in the search engine based algorithms that rank the relevance of our content;

•	announcements of technological innovations or new products or services by us; and

•	sales of our Common Stock by our founders or other selling stockholders.

Our operating results may fluctuate significantly, and these fluctuations may cause our common stock price to fall.

Our operating results will likely vary in the future primarily as the result of fluctuations in our revenues and operating expenses. If our results of operations do not meet the expectations of current or potential stockholders, the price of our Common Stock may decline.

There may be a limited public market for shares of our common stock, which may make it difficult for stockholders to sell their shares.

An active public market for shares of our Common Stock may not develop, or if one should develop, it may not be sustained. Therefore, stockholders may not be able to find purchasers for their shares of Common Stock.

We filed a preliminary proxy statement relating to a proposal to amend our certificate of incorporation to increase the number of authorized shares of our common stock to 190,000,000 shares from 90,000,000.

In connection with the proposed amendments to the Debentures described above, on September 12, 2006, we filed a preliminary proxy statement relating to a proposal to amend our certificate of incorporation to increase the number of authorized shares of our common stock to 190,000,000 shares. Existing holders of common stock have no preemptive rights to purchase or subscribe for any newly issued shares of common stock. Therefore, the authorization and subsequent issuance of additional shares of common stock may, among other things, have a dilutive effect on the voting power, earnings per share and equity of existing holders of common stock and could negatively effect the market price of our common stock.

We do not expect to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, the terms of the Debentures prohibit the payment of dividends. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans, and the terms of any credit agreements that we may be a party to at the time. Accordingly, stockholders must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. To the extent that any statements made in this prospectus contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as ‘‘expects,’’ ‘‘plans’’ ‘‘will,’’ ‘‘may,’’ ‘‘anticipates,’’ believes,’’ ‘‘should,’’ ‘‘intends,’’ ‘‘estimates,’’ and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, the effectiveness, profitability, and marketability of such products, the ability to protect proprietary information, the impact of current, pending, or future legislation and regulation on the electronic marketing industry, the impact of competitive products or pricing, technological changes, the effect of general economic and business conditions and other risks and uncertainties detailed from time to time in our filings with the SEC. We do not undertake any obligation to publicly update any forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

We also use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and the projected amounts may not be achieved. Similarly, although we believe that the surveys and market research others have performed are reliable, we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

USE OF PROCEEDS

We will not receive any of the proceeds from the reoffer and resale of the shares of common stock by the selling stockholders. We will receive the exercise price of the options when exercised by the holders thereof. Such proceeds will be used for working capital purposes.

SELLING STOCKHOLDERS

This prospectus relates to the reoffer and resale of shares of our common stock issued to the stockholders who exercised stock options or who received awards of restricted stock prior to the initial filing of this Registration Statement or that may be issued to the stockholders who are deemed to be affiliates of our company under the Plans or other grants to non-employee directors. This prospectus may also be used by certain unnamed non-affiliates with respect to the reoffer and resale of 693 shares of our restricted stock.

The following table sets forth (i) the number of shares of our common stock beneficially owned by the selling stockholder at September 15, 2006, (ii) the number of shares of our common stock to be offered for resale by the selling stockholder, and (iii) the number and percentage of shares of our common stock to be held by the selling stockholder, after completion of the offering:

Name	Shares of Common Stock Owned Prior to the Offering(1)		Shares of Common Stock to be Sold		Shares of Common Stock Owned After the Offering	Percentage of Common Stock Owned After the Offering
Shawn McNamara(2)	103,334	(3)	103,334	(3)	-0-	-0-
Vincent Addonisio	50,000	(4)	50,000	(4)	-0-	-0-
Robert Beauregard	50,000	(4)	50,000	(4)	-0-	-0-
Anthony Abaté	50,000	(4)	50,000	(4)	-0-	-0-
Ohad Jehassi(2)	105,000	(5)	105,000	(5)	-0-	-0-
Mandee Heller Adler(2)	200,000	(6)	200,000	(6)	-0-	-0-

(1)	Includes all options being registered for resale regardless of whether these options are currently exercisable within 60 days.

(2)	The selling stockholder is a former executive officer of our company.

(3)	Includes (i) 3,334 shares of restricted stock issued under our 2005 Incentive Stock Plan and (ii) an option to purchase 100,000 shares of common stock granted pursuant to our 2006 Incentive Stock Plan that are presently exercisable.

(4)	Represents an option to purchase 50,000 shares of common stock granted pursuant to our 2005 Non-Employee Directors Stock Option Plan that are not currently exercisable.

(5)	Includes (i) 80,000 shares of restricted stock issued under our 2005 Incentive Stock Plan and (ii) an option to purchase 25,000 shares of common stock granted pursuant to our 2005 Incentive Stock Plan that are presently exercisable.

(6)	Includes (i) 100,000 shares of restricted stock issued under our 2005 Incentive Stock Plan and (ii) an option to purchase 100,000 shares of common stock granted pursuant to our 2005 Incentive Stock Plan that are presently exercisable.

PLAN OF DISTRIBUTION

This offering is self-underwritten; neither we nor the selling stockholders have employed an underwriter for the sale of shares of common stock by the selling stockholders. We will bear all expenses in connection with the preparation of this prospectus. The selling stockholders will bear all expenses associated with the sale of the shares of common stock.

The selling stockholders may offer their common stock directly or through pledgees, donees, transferees or other successors in interest in one or more of the following transactions:

•	On any stock exchange on which the shares of common stock may be listed at the time of sale;

•	In negotiated transactions;

•	In the over-the-counter market; and

•	In a combination of any of the above transactions.

The selling stockholders may offer their shares of common stock at any of the following prices:

•	Fixed prices that may be changed;

•	Market prices prevailing at the time of sale;

•	Prices related to such prevailing market prices; and

•	Negotiated prices.

The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Any broker-dealer acquiring shares of common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers. Any such sales may be at prices then prevailing on the OTC Bulletin Board or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the shares of common stock hereunder may be deemed to be ‘‘underwriters’’ within the meaning of Section 2(11) of the Securities Act; and any commissions received by them and any profit on the resale of shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

The selling stockholders, together with any agent of the selling stockholders, reserve the right to accept or reject in whole or in part any proposed purchase of shares of common stock offered hereby. The selling stockholders will pay any sales commissions or other compensation payable to any such agent with respect to any such transaction.

We have not registered or qualified offers and sales of shares of common stock under the laws of any country other than the United States. To comply with certain states’ securities laws, if applicable, the selling stockholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

There can be no assurance that the selling stockholders will sell any or all of the shares offered by them hereunder or otherwise.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Haynes and Boone, LLP, New York, New York. A limited liability company controlled by a member of Haynes and Boone, LLP holds 15,000 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-8 with the SEC for our common stock offered in this offering. This prospectus does not contain all the information set forth in the Registration

Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits to the Registration Statement for copies of the actual contracts, agreements or other documents.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding us. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available on the SEC’s website at www.sec.gov.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.    Incorporation of Certain Documents by Reference

The following documents filed by SendTec, Inc. (the ‘‘Company’’, ‘‘we’’ or ‘‘our’’) with the SEC are incorporated by reference in this registration statement on Form S-8 (the ‘‘Registration Statement’’):

(1)	Prospectus filed Pursuant to Rule 424(b)(3) on July 14, 2006;

(2)	Current Report on Form 8-K filed February 9, 2006;

(3)	Current Report on Form 8-K filed February 13, 2006;

(4)	Current Report on Form 8-K, filed March 21, 2006;

(5)	Current Report on Form 8-K, filed April 4, 2006;

(6)	Current Report on Form 8-K, filed April 13, 2006;

(7)	Current Report on Form 8-K/A, filed April 17, 2006;

(8)	Current Report on Form 8-K, filed May 8, 2006;

(9)	Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, filed May 22, 2006;

(10)	Current Report on Form 8-K, filed June 6, 2006;

(11)	Current Report on Form 8-K, filed June 21, 2006;

(12)	Current Report on Form 8-K, filed July 14, 2006;

(13)	Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 filed on August 21, 2006;

(14)	Current Report on Form 8-K filed on August 24, 2006;

(15)	Current Report on Form 8-K filed on September 12, 2006;

(16)	Current Report on Form 8-K filed on September 27, 2006; and

(17)	Description of Common Stock in our Registration Statement on Form 8-A, filed December 30, 2005.

In addition, all documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the respective dates of filing of such documents with the SEC. Any statement contained in this Registration Statement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein (or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.    Description of Securities

Not Applicable.

Item 5.    Interests of Named Experts and Counsel.

Not Applicable.

Item 6.    Indemnification of Directors and Officers

Our Amended and Restated Certificate of Incorporation limits the liability of the directors of the Company to the fullest extent permitted under Delaware corporate law. Specifically, our directors will not be liable to the Company or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which a director derived an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Our Amended and Restated Certificate of Incorporation provides that the we will, in certain situations, indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such proceeding. Directors of the Company are and certain other persons may be, subject in each case to certain limitations, entitled to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, the employment agreements to which the Company is a party provide for indemnification of the employees who are party thereto.

Item 7.    Exemption from Registration Claimed

Not applicable.

Item 8.    Exhibits

Exhibit No.	Description of Exhibits
4.1	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 filed with the SEC on August 15, 2005)
4.2	Form of Option Certificate (incorporated herein by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 filed with the SEC on August 15, 2005)
4.3	SendTec, Inc. 2006 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the SEC on March 20, 2006)
4.4	SendTec, Inc. 2005 Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 12, 2005)
4.5	SendTec, Inc. 2005 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 18, 2005)

Exhibit No.	Description of Exhibits
5.1*	Opinion of Haynes and Boone, LLP
23.1*	Consent of Marcum & Kliegman LLP
23.2*	Consent of McKean Paul Chrycy Fletcher & Co.
23.3*	Consent of Gregory, Sharer and Stuart, P.A.
23.4*	Consent of Haynes and Boone, LLP (contained in Exhibit 5)
24*	Powers of Attorney (included on the signature page of this Registration Statement)

*	filed herewith.

Item 9.    Undertakings

1.	The undersigned Registrant hereby undertakes that it will:

(a)	file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution;

(b)	for determining liability of the undersigned small business issuer under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering;

(c)	file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

2.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on this 6th day of October, 2006.

SENDTEC, INC.
By:	/s/ Paul Soltoff
Paul Soltoff, Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul Soltoff and Donald Gould as his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b) of the Act and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

By:	/s/ Paul Soltoff	October 6, 2006
Paul Soltoff, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
By:	/s/ Donald Gould	October 6, 2006
Donald Gould, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
By:	/s/ Anthony Abaté	October 6, 2006
Anthony Abaté, Director
By:	/s/ Robert G. Beauregard	October 6, 2006
Robert G. Beauregard, Director
By:	/s/ Vincent Addonisio	October 6, 2006
Vincent Addonisio, Director